UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update in connection with Legal Proceeding Contesting the Acquisition of 7.5% of Dorad Energy Ltd. Shares

Ellomay Capital Ltd. (the “Company”), hereby provides an update in connection with the acquisition of 15% of the outstanding shares of Dorad Energy Ltd. (“Dorad”) by Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”), as reported by the Company on July 22, 2025, and following the Form 6-K submitted by the Company to the Securities and Exchange Commission on July 28, 2025 (the “July 28, 2025 Form 6-K”).

As reported in the July 28, 2025 Form 6-K, on July 27, 2025, Edelcom Ltd. (“Edelcom”), a shareholder of Dorad, submitted a statement of claim to the Israeli district court against Dorad, Ellomay Luzon Energy, Zorlu Enerji Elektrik Üretim A.S (“Zorlu”) and the other Dorad shareholders, requesting declaratory judgments and orders mainly aimed at the reversal of the sale of 7.5% of the outstanding shares of Dorad by Zorlu to Ellomay Luzon Energy and enforcing the sale of these shares to Edelcom pursuant to the securities purchase agreement executed between Zorlu and Edelcom in April 2025.

On November 18, 2025, Edelcom submitted a notice and request to the court, requesting the dismissal of the claim following a preliminary hearing held on November 11, 2025. On November 19, 2025, the court granted the request and dismissed Edelcom’s claim, stating that in the event Edelcom will commence a similar proceeding in the future, the defendants will be entitled to file a request for expenses in connection with the dismissed claim.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: November 19, 2025